Free Writing Prospectus

Filed on June 18, 2008

Pursuant to Rule 433

Registration No. 333-141560

Fifth Third Bancorp

FIFTH THIRD BANCORP

June 18, 2008

TERM SHEET

10,000,000 Depositary Shares

(Each representing 1/250 th ownership interest in a share of the 8.50% Non-Cumulative

Perpetual Convertible Preferred Stock, Series G, $25,000 liquidation preference per share)

Issuer:	Fifth Third Bancorp (“Fifth Third”)

Securities:	Depositary Shares (“Depositary Shares”), each representing 1/250th ownership interest in a share of the 8.50% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, $25,000 liquidation preference per share of Fifth Third (“Series G Preferred Stock”).

Size:	10,000,000 Depositary Shares, collectively representing 40,000 shares of Series G Preferred Stock and $1,000,000,000 in the aggregate.

Price to Public:	$100 per Depositary Share.

Option to Purchase Additional Depository Shares:	1,500,000 Depositary Shares, collectively representing 6,000 shares of Series G Preferred Stock and $150,000,000 in the aggregate.

Dividends (Non-Cumulative):	At a rate per annum equal to 8.50%.

Dividend Payment Dates:	As and when declared by the board of directors, each March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2008.

Day Count:	30/360.

Pricing Date:	June 18, 2008.

Settlement Date:	June 25, 2008.

Maturity:	Perpetual.

Redemption:	Not redeemable at Fifth Third’s option.

Ranking:	The Series G Preferred Stock will rank senior to Fifth Third’s common stock and all other equity securities designated as ranking junior to the Series G Preferred

Stock, which will include all future issuances of preferred stock, other than equity securities designated as ranking on a parity with it, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of Fifth Third, and junior to the 8.0% cumulative Series D convertible perpetual preferred stock and the 8.0% cumulative Series E perpetual preferred stock.

Conversion Right:	Each share of the Series G Preferred Stock may be converted at any time, at the option of the holder, to shares of Fifth Third’s common shares (“Common Shares”) at the then applicable conversion rate plus cash in lieu of fractional shares (subject to certain limitations on beneficial ownership).

Initial Conversion Rate:	2,159.8272 Common Shares per share of Series G Preferred Stock, subject to anti-dilution adjustments (equivalent to approximately 8.6393 Common Shares per Depositary Share)

Initial Conversion Price	Approximately $11.575 per Common Share.

Mandatory Conversion at Fifth Third’s Option:	On or after June 30, 2013, Fifth Third may, at its option, at any time or from time to time cause some or all of the Series G Preferred Stock to be converted into Common Shares at the then applicable conversion rate if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of Common Shares exceeds 130% of the then applicable conversion price of the Series G Preferred Stock.

Make-Whole Shares Upon Certain Acquisitions:	The table attached as Annex A sets forth the number of make-whole shares per share of Series G Preferred Stock for each Common Share price and effective date set forth in such table.

Conversion Upon Fundamental Change:	In lieu of receiving the make-whole shares, if the reference price in connection with a make-whole acquisition is less than $9.26, subject to adjustment (a “Fundamental Change”), a holder may elect to convert each share of Series G Preferred Stock during the period beginning on the effective date of the Fundamental Change and ending on the date that is 30 days after the effective date of the Fundamental Change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $4.63, subject to adjustment (the “Base Price”). If the reference price is less than the Base Price, holders will receive a maximum of 5,399.5680 Common Shares per share of Series G Preferred Stock (equivalent to approximately 21.5983 Common Shares per Depositary Share), subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Series G Preferred Stock. In lieu of issuing Common Shares upon conversion in the event of a Fundamental Change, Fifth Third may at its option, and if Fifth Third obtains any necessary regulatory approval, make a cash payment equal to the reference price for each Common Share otherwise issuable upon conversion.

Proceeds; Expenses and Use of Proceeds:	The proceeds from the offering, before expenses and underwriting commissions, are expected to be $1.0 billion in the aggregate (or $1.15 billion in the aggregate if the underwriters exercise in full their option to purchase additional Depositary Shares) and Fifth Third’s estimated total out-of-pocket expenses are $2,000,000, excluding underwriting commissions. Fifth Third intends to use the net proceeds of the offering for general corporate purposes.

Underwriting Discount:	$3.00 per Depositary Share.

Listing:	Fifth Third has applied to list the Depositary Shares on the NASDAQ Global Select Market.

CUSIP/ISIN:	316773 209 / US3167732094

Sole Structuring Coordinator:	Goldman, Sachs & Co.

Joint Bookrunners:	Goldman, Sachs & Co., Credit Suisse and Merrill Lynch & Co.

Co-Manager:	Fifth Third Securities, Inc.

II. Current Report on Form 8-K

In connection with the Current Report on Form 8-K (the “Form 8-K”) that Fifth Third filed today (June 18, 2008 at 7:21 AM) to describe its plans to strengthen its capital position in light of continued deterioration in credit trends during the second quarter of 2008, the reference to average loan growth in the section of the Form 8-K entitled

“Management Discussion of Trends — Operating trends” is being modified as set forth below to make clear that the expected average loan growth of approximately 10 percent for the second quarter of 2008 reflects a comparison to the second quarter of 2007:

“Average loans are expected to grow approximately 10 percent from the second quarter of 2007, with very strong growth in commercial balances partially offset by a slight decline in consumer loans, and average core deposits are expect to grow by approximately 3 percent.”

We have been advised by the underwriters that, prior to purchasing the Depositary Shares offered pursuant to the prospectus and prospectus supplement, Goldman, Sachs & Co. purchased, on behalf of the underwriting syndicate, an aggregate of 1,500,000 Common Shares at an average price of $9.25 per share in stabilizing transactions on June 18, 2008.

This communication is intended for the sole use of the person to whom it is provided by us.

Fifth Third has filed a registration statement (including a prospectus and prospectus supplements) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fifth Third has filed with the Securities and Exchange Commission for more complete information about Fifth Third and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus and prospectus supplements relating to the offering may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department (212-902-1171 or 866-471-2526); Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, 1-800-221-1037; or Merrill Lynch & Co., Attention: Prospectus Department, 4 World Financial Center, New York, New York, 10080.

Terms with respect to Depositary Shares, are used in this term sheet with the meanings assigned to them in the prospectus subject to completion, dated June 18, 2008, which is included in the registration statement referred to above.

Annex A

Common Share Price

	June 25, 2008	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012	June 30, 2013	Thereafter
$9.26	539.9568	539.9568	539.9568	539.9568	535.4657	539.9568	539.9568
$10.00	507.7434	479.3367	458.2452	442.3782	421.6382	439.6154	435.4400
$11.50	373.3951	345.2667	322.2862	298.7240	267.3819	266.8385	261.2518
$13.00	283.2983	258.3703	233.8376	204.7061	164.5931	130.8016	134.0156
$15.05	209.7587	186.8266	165.4783	134.2429	90.7086	0.7189	0.9596
$17.50	152.3791	133.5064	114.7792	86.6998	46.6655	—	—
$20.00	118.6715	103.5533	88.6562	64.3948	32.6515	—	—
$22.50	96.7425	84.4161	72.7387	52.2759	26.5248	—	—
$25.00	81.2203	71.2120	62.0169	44.6319	22.8395	—	—
$30.00	60.5934	53.8142	48.0275	34.8204	17.8425	—	—
$40.00	37.9361	34.2680	31.8490	23.3217	11.7063	—	—
$50.00	25.8236	23.4291	22.4928	16.5102	8.0380	—	—
$60.00	18.4131	16.6115	16.4176	12.0103	5.6052	—	—
$80.00	10.0753	8.7237	9.1358	6.4894	2.6035	—	—
$100.00	5.6902	4.4637	5.0780	3.3018	0.8643	—	—
$125.00	2.6300	1.4728	2.1313	0.9092	—	—	—

The exact Common Share price and effective dates may not be set forth on the table, in which case:

•

if the Common Share price is between two Common Share price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower Common Share price amounts and the two dates, as applicable, based on a 365-day year;

•	if the Common Share price is in excess of $125.00 per share (subject to adjustment as described above), no make-whole shares will be issued upon conversion of the Series G Preferred Stock; and

•	if the Common Share price is less than $9.26 per share (subject to adjustment as described above), no make-whole shares will be issued upon conversion of the Series G Preferred Stock.